UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): July 7, 2025

WAHED REAL ESTATE SERIES 1 LLC

(Exact name of registrant as specified in its charter)

Delaware	99-3337084
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

27 East 28th Street, 8th Floor

New York, New York 10016

(Mailing Address of principal executive offices)

817-657-7612

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Series Paign Drive Interests

Series Lake Overlook Drive Interests

Item 7. Departure of Certain Officers

On July 7, 2025, Nawvid Ahmed resigned from Wahed Inc. and its affiliates and, as a result, is no longer a manager of Wahed Financial LLC, the Managing Member of Wahed Real Estate Series 1 LLC. At this time Wahed Inc. has not appointed another manager to take Mr. Ahmed’s place at Wahed Financial LLC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	Wahed Financial LLC

	By:	/s/Ahmar Shaikh
	Name:	Ahmar Shaikh
	Title:	Manager

Date:	July 11, 2025

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